FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   October 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X       Form 40-F
                               ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                    ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The  following  information  was filed by CEZ, a. s. in Czech  language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ significantly  reduced the prices of its Rainbow  Electricity for 2004
Based on demand for the products offered for 2004, the power company CEZ reduced the prices at which it sells electricity to all interested parties for that year. The largest share of the transaction is represented by Yellow Electricity, offered at a maximum price of CZK 837/MWh. The level of interest on the part of customers made it possible to reduce this price by CZK 24, to CZK 813/MWh.

Abroad, electricity prices have been rising rapidly. For example, on the German electricity exchange, a product comparable to our Yellow Electricity has been trading, for the year 2004, at a price more than 20% higher than this year's price. CEZ is offering its customers an average price increase of about five percent, only one quarter of the price rise taking place in Germany. This means that in 2004, in the Czech Republic the price of band electricity will be lower by more than CZK 100/MWh than the price at which such electricity is sold in Germany. This is approximately the one hundred crowns that our firm pays when electricity crosses the border into Germany, while entities importing electricity into our country do not have to pay hardly any fees.

On the basis of this data it can be stated that the amount of electricity ordered by our customers shows that the electricity offered by CEZ is very competitive. According to our projections, in 2004 the average price for our electricity supply will not reach the price level of CZK 909/MWh, the price contemplated by ERU (the regulatory authority) for protected customers for 2003. There is no reason why electricity prices for households should be raised in 2004.

However, pressure to increase prices for end customers can be expected to come from another source. Primarily in connection with supporting the production of electricity from alternate sources and the hard to justify price breaks afforded to the direct supply of electricity from such sources into the power distribution network. Although the CEZ Group presently supplies a kilowatt-hour of electricity for less than 90 hellers, the distribution companies are obligated to purchase electricity from wind-power plants for 3 crowns.



Information on the progress of the mandatory buyout offer for VCE

In connection with the mandatory buyout offer with regard to shares in Vychodoceska energetika, a.s. ("VCE"), based on offers accepted as at October 3, 2003 CEZ, a.s. presently owns a share in voting rights at VCE in the amount of 98.68%.

The mandatory buyout offer, which was publicized on September 15, 2003, ends on October 13, 2003.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.

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                                                           (Registrant)

Date:  October 7, 2003



                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                          Libuse Latalova
                                                  Head of Finance Administration